NEWS RELEASE

October 15, 2008

Trading Symbols: AMM :TSX, AAU : AMEX

www.almadenminerals.com

New Copper-Gold Zone Discovered at San Carlos, Mexico

Almaden Minerals Ltd. (“Almaden”, “the Company”; AMM:TSX; AAU:AMEX) is pleased to report on its 2008 exploration results from its wholly owned San Carlos property in Mexico where field crews of Almaden have been working in July, August and September of this year.

The 100% owned San Carlos Project is located in northern Mexico about three hours south of Monterrey City in Tamaulipas State. Almaden has had two past partners explore this project. The results of this work have defined a large intrusion hosted copper-gold porphyry system associated with peripheral skarns developed in carbonate rocks. In 2003 a past partner drilled three holes located peripheral to a now better defined target area but the target itself has not been drill tested. Results from this drilling included 245.27 meters of 0.04% Cu and 0.008% Mo, and 12 meters of 0.11% Cu in a separate hole. Assays reported from this drill program were analysed at Acme Analytical Laboratories of Vancouver using industry standard fire assay and ICP methodologies.

Almaden’s 2008 program consisted of soil sampling, IP geophysics and a limited sampling and mapping program. The soil sampling and geophysical grid was set up over an area of hydrothermal alteration within a stockwork veined intrusive body. A total of 554 soil samples were taken on a 200 meter by 50 meter grid and IP geophysics was conducted on the 200 meter spaced east west lines. This work identified a broad area of elevated copper and molybdenum in soil now called the main zone and a smaller area to the west, now known as the Lupe zone, of elevated gold, silver, copper, molybdenum in soil and chargeability responses. The Lupe zone is a new discovery and was not identified prior to this 2008 program. The sampling and geophysics conducted over the main zone outlined a 1.5 kilometer by 500 meter zone that remains open to the south, of highly elevated chargeability, magnetic response and copper, molybdenum and gold in values in soils. Argillic altered and quartz-sulphide veined intrusive rocks have been identified in this area. A grab sample taken of outcropping argillic altered and stockwork veined intrusive taken at the northern edge of the main zone returned 0.19% copper.

Overall the 554 soil samples range from 0.0006 to 5.1 g/t gold (averaging 0.045 g/t gold), 13 ppm to 33,887 ppm (3.4%) copper (averaging 574 ppm copper), 0.04 to 30.8 ppm silver (averaging 0.6 ppm silver) and 0.37 to 236 ppm molybdenum (averaging 6.65 ppm molybdenum).

Within the Lupe zone which has been traced for over 1 kilometre along strike the gold in soil samples range from 0.0055 to 0.64 g/t gold (averaging 0.068 g/t gold), 79.3 ppm to 15,221 ppm (1.5%) copper (averaging 1,095 ppm copper), 0.1 to 7.6 ppm silver (averaging 1.1 ppm silver) and 0.6 to 73.3 ppm molybdenum (averaging 6.5 ppm molybdenum). The Lupe zone soil anomaly occurs on top and along the flanks of a ridge which is underlain by a discrete chargeability anomaly interpreted to reflect elevated sulphides. This anomaly is at least 200 meters across along the five two hundred meter lines surveyed with IP geophysics. On one of these lines 8 consecutive 50 meter spaced soil samples over 400 meters ranged from 621 ppm to 3690 ppm copper (0.37% copper) and averaged 1331 ppm copper (0.13% copper). These same samples ranged from 19.6 ppb to 100 ppb gold, averaging 56 ppb gold. Almaden’s management believes that this new geochemical and geophysical anomaly relates to the porphyry system already identified on the property.  A zone of stockwork veining and boulders of skarn float have been identified in the area.

Neither the newly discovered Lupe zone nor the now better defined main zone have been drill tested and represent exciting porphyry related targets in the managements view. Mapping and rock chip sampling is scheduled to begin in late October to further advance this new target.

Morgan J. Poliquin, P. Eng., the President and COO of Almaden and a qualified person under the meaning of National Instrument 43-101 reviewed the technical information in this news release. Analyses were carried out at ALS Chemex Laboratories of North Vancouver using industry standard aqua regia, ICP and fire assay techniques.

About Almaden

Almaden is a mineral exploration and development company with a track record of making new discoveries in Canada and Mexico. Almaden currently has an interest in 22 properties where others are responsible for ongoing exploration and development.  Almaden will continue with its successful business model of identifying new projects in Mexico, Canada and the United States through grass roots exploration and managing risk by forming joint ventures with partner companies which then carry the cost of exploring and developing our projects. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.